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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NEWS RELEASE
REPRESENTED BY PAN PACIFIC I.R. LTD. 1790 - 999 WEST HASTINGS STREET VANCOUVER, BC, CANADA V6C 2W2 TEL: (604) 669-7800 FAX: (604) 669-7816 TOLL FREE TEL/FAX: 1-800-661-8831	CONTACT: Lorne Waldman President E-MAIL: shareholder@namtai.com WEB: www.namtai.com
NAM TAI ELECTRONICS, INC.
Announces Planned Changes to the Board of Directors
VANCOUVER, CANADA — August 1, 2006 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that its founder, Mr. Koo Ming Kown, 62, will retire as Nam Tai’s non-executive Chairman effective on December 31, 2006. Mr. Koo plans to remain on Nam Tai’s Board, as a non-executive director, from January 1, 2007 until the conclusion of Nam Tai’s Annual General Shareholders’ Meeting to be held in June 2007, at which time Mr. Koo plans to retire from the Company’s board of directors.
The term “non-executive director” is used by Nam Tai and many other companies with roots in Hong Kong to describe a member of a company’s board of directors that is not an executive officer or other employee of the company. Since Nam Tai’s common shares began to trade publicly in the United States in 1988, Mr. Koo has, in various capacities, focused primarily on corporate strategy, finance and administration rather than on the Company’s day-to-day business operations and business development. Mr. Koo has served in the role of non-executive director of Nam Tai since January 2005 and reassumed the position as Chairman of the Board, but maintained his non-executive status, in July 2005 upon the resignation of Mr. Tadao Murakami, who resigned from the Company at that time for health reasons. Since then, Mr. Koo has reduced his daily involvement with the Company as a move towards retirement.
On January 1, 2007, Mr. Koo will be succeeded as Nam Tai’s non-executive Chairman by Mr. Charles Chu, 49. Mr. Chu has served Nam Tai as a non-executive member of its Board of Directors since November 1992. Since July 1988, Mr. Chu, an attorney, has been engaged in private practice in Hong Kong. Mr. Chu also serves on, and as Chairman of, the Company’s Compensation Committee and serves on its Audit Committee and its Nominating/Corporate Governance Committee. Nam Tai’s Board of Directors now comprises six members, all of whom are non-executive directors.
The Board of Directors has approved these changes to be effective in 2007 and is grateful for Mr. Koo’s many outstanding contributions to Nam Tai since its founding in 1975. Under Mr. Koo’s leadership, Nam Tai has evolved from a small electronic, wholesale products trading company with beginnings in Hong Kong into a large multinational company with securities traded in the United States, having manufacturing operations based in the Peoples’ Republic of China, offering advanced technologies and services and producing products on a scale and quality second to none in the world. Mr. Koo was one of the first entrepreneurs to take advantage of the shift in China’s economic policy beginning in the early 1970s and Nam Tai was one of the early companies with operations located principally in China to access the US capital markets when it completed its initial public offering in March 1988. Since 1989, under Mr. Koo’s guidance, Nam Tai has not only grown its business, advanced its technologies, expanded its operations and foothold in China, Nam Tai’s shares have gone from trading in the US over-the-counter market where, at one period, quotations were available only from the National Quotations Bureau’s “Pink Sheets,” to NASDAQ, to The Nasdaq Stock Market’s National Market (now known as the Nasdaq Global Market) to the pinnacle of the world’s securities exchanges, the New York Stock Exchange. On the New York Stock Exchange, Nam Tai’s common shares now boast an aggregate market capitalization in the hundreds of millions of dollars. The Company has generated sales of over $870 million in the four quarters ended June 30, 2006 and has paid dividends for 13 consecutive years. From Nam Tai’s birth 31 years ago to date, Mr. Koo has created, instilled and shaped the vision, moral values and culture of Nam Tai and its managers and employees and established and maintained the foundation and infrastructure to position Nam Tai, through the highly motivated, trained, and dedicated young management team of its three subsidiaries, for continued success.
About Nam Tai Electronics, Inc.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date August 3, 2006	By:	/s/ Patinda Lei
Name: Patinda Lei
Title: Chief Executive Officer